Exhibit (a)(1)(N)

Amendment and Supplement

to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CSRA Inc.

at

$41.25 Per Share

by

Red Hawk Enterprises Corp.

a wholly owned subsidiary of

General Dynamics Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME,

ON MONDAY, APRIL 2, 2018, UNLESS THE OFFER IS EXTENDED.

This offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 9, 2018 (as it may be amended or supplemented from time to time in accordance with its terms, including pursuant to Amendment No. 1 dated as of March 20, 2018 (“Amendment No. 1”), the “Merger Agreement”), by and among General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”), Red Hawk Enterprises Corp., a Nevada corporation and wholly owned subsidiary of Parent (“Purchaser”), and CSRA Inc., a Nevada corporation (the “Company” or “CSRA”), to purchase all of the Company’s shares of common stock, par value $0.001 per share (the “Shares”), that are issued and outstanding, at a price per Share of $41.25 in cash, without interest (the “Offer Price”) and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of March 5, 2018 (as it may be amended or supplemented from time to time, including pursuant to this Amendment and Supplement dated as of March 20, 2018 (this “Supplement”), the “Offer to Purchase”), and the related letter of transmittal and letter of instruction to CSRA 401(k) Plan (“401(k) Plan”) participants (as they may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction”, respectively, and, together with the Offer to Purchase, the “Offer”). The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived. At the effective time of the Merger, each outstanding Share will be converted into the right to receive the Offer Price, without interest and less any applicable withholding of taxes (the “Merger Consideration”), except for (i) any Dissenting Shares (as defined in “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal and Dissenter’s Rights” of the Offer to Purchase), (ii) any Shares that are owned by the Company or any of its direct or indirect wholly owned subsidiaries, (iii) any Shares that are owned by Parent, Purchaser or any of their respective direct or indirect wholly owned subsidiaries and (iv) Shares in respect of stock options, stock appreciation rights and restricted stock units.

Options to purchase Shares and stock appreciation rights to receive Shares or cash (collectively, “Options”) under the CSRA Inc. Amended and Restated 2015 Omnibus Incentive Plan (the “Company Stock Plan”) will automatically be, immediately prior to the effective time of the Merger, vested in full, cancelled and converted into the right to receive a lump-sum cash payment equal to the excess of the Offer Price over the per Share exercise price or strike price, as applicable. Restricted stock units under the Company Stock Plan whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (“PSUs”) will automatically be, immediately prior to the effective time of the Merger, vested (solely to the extent of their target levels), cancelled and converted into the right to receive a lump-sum cash payment equal to the Offer Price plus the value of any dividend equivalents accumulated or retained by the Company in respect of the applicable PSU award. Restricted stock units, other than PSUs, under the Company Stock Plan (“Company RSUs”), and restricted stock units under the CSRA Inc. 2015 Non-Employee Director Incentive Plan (the “Director Stock Plan”) (“Director RSUs”, and together with the Company RSUs, “RSUs”) will automatically be, immediately prior to the effective time of the Merger, vested in full, cancelled and converted into the right to receive a lump-sum cash payment equal to the Offer Price plus the value of any dividend equivalents accumulated or retained by the Company in respect of the applicable RSU award (except in the case of Company RSUs awarded in 2018, which will instead be converted into restricted stock units subject to the shares of common stock of Parent and a right to a cash payment of any dividend equivalents accumulated or retained by the Company prior to the Merger). The Options, RSUs and PSUs are collectively referred to in the Offer to Purchase as the “Compensatory Share Rights.” All payments with respect to Compensatory Share Rights will be paid by the Company without interest and net of any applicable withholding of taxes, and as further described in “Section 13—The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

The Company’s board of directors (the “Company Board”) has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as amended by Amendment No. 1, are fair to, and in the best interests of, the Company and its stockholders; (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby (as their terms are amended by Amendment No. 1); (iii) authorized and approved the Top-Up Option (as defined in the Offer to Purchase) and the issuance of the Top-Up Shares (as defined in the Offer to Purchase) in accordance with the terms of the Merger Agreement; (iv) directed that, if required by applicable law, the Merger Agreement be submitted to the Company’s stockholders for approval and (v) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer, although Purchaser intends to finance payment of all or a portion of the Offer Price. The Offer is conditioned upon there being validly tendered and not validly withdrawn as of the expiration of the Offer that number of Shares that when added to the number of Shares, if any, owned by Parent and its subsidiaries taken as a whole as of such scheduled expiration of the Offer (i) would represent one Share more than 50% of the fully diluted number of Shares at such date (not assuming the issuance of any Top-Up Shares) and (ii) would represent, when added to the number of Shares authorized and available for issuance and sale by the Company to Purchaser in connection with an exercise of the Top-Up Option, one Share more than 90% of the fully diluted number of Shares (assuming the issuance of the Top-Up Shares) (the calculation of the fully diluted number of Shares being as described in the “Introduction” of the Offer to Purchase). The Offer is also subject to the satisfaction of the other conditions set forth in the Offer to Purchase. See “Section 15—Conditions to the Offer” of the Offer to Purchase. The principal terms of the Offer appear on pages 16 through 61 of the Offer to Purchase and in this Supplement. You should read such documents carefully in their entirety before deciding whether to tender your Shares into the Offer.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below and on the back cover of this Supplement. Additional copies of the Offer to Purchase (including this Supplement), the related Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter of Instruction and other related materials may be obtained from the Information Agent. Stockholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

March 20, 2018

IMPORTANT

This Supplement amends and supplements the Offer to Purchase that, together with the Letter of Transmittal, Letter of Instruction and Notice of Guaranteed Delivery, was previously delivered to you.

If you desire to tender all or any portion of your Shares, you must, prior to the expiration of the Offer:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that such nominee tender your Shares to Purchaser by transferring those Shares through book-entry transfer into the account of Computershare Trust Company, N.A., in its capacity as the Depositary for the Offer (the “Depositary”) before the expiration of the Offer.

2.	For Shares that are registered in your name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery” of the Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•	deliver an Agent’s Message or the Letter of Transmittal, properly completed and duly executed, and any other required documents to the Depositary, at its address on the back cover of this Supplement before the expiration of the Offer.

3.	For Shares that are registered in your name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back cover of this Supplement before the expiration of the Offer.

4.	For Shares that you beneficially hold under the 401(k) Plan:

•	complete and sign the Letter of Instruction, instructing The Bank of New York Mellon, the directed trustee of the 401(k) Plan (the “401(k) Plan Trustee”), to tender your Shares beneficially held under the 401(k) Plan in the Offer (the “401(k) Plan Shares”), in accordance with the Letter of Instruction; and

•	deliver the Letter of Instruction, properly completed and duly executed, and any other required documents, to Computershare Trust Company, in its capacity as the tabulator for the Offer with respect to the 401(k) Plan Shares (the “Tabulator”), so that such documents are received at least three (3) business days prior to the Expiration Time (the “401(k) Shares Deadline”). The Tabulator will then forward your instructions to T. Rowe Price, the plan administrator (the “Plan Admin”), who will consolidate the information to provide to the 401(k) Plan Trustee. The Offer is currently scheduled to expire at 11:59 p.m., New York City time, on Monday, April 2, 2018, but is subject to extension as set forth in the Offer to Purchase. The Offer expires on Monday, April 2, 2018; therefore, the Letter of Instruction needs to be received by the Tabulator by 11:59 p.m., New York City time, on Tuesday, March 27, 2018. If the Offer is extended, the Tabulator would need to receive the required materials by 5:00 p.m., New York City time, on the third business day prior to the new expiration date of the Offer, as extended.

If you do not want any of your 401(k) Plan Shares to be tendered, you must follow these same procedures and timing requirements, and you must indicate on the Letter of Instruction that you want none of your 401(k) Plan Shares to be tendered.

The 401(k) Plan Trustee must then comply with the instructions in the Letter of Instruction in order to tender (or not tender) your 401(k) Plan Shares by the expiration of the Offer.

If you do not properly complete and return the Letter of Instruction by the deadline specified, subject to any extensions of the Offer, your 401(k) Plan Shares will be considered uninstructed and may be tendered in the Offer if State Street Global Advisors Trust Company, a 401(k) Plan fiduciary that is independent of the Company (the “Independent Fiduciary”), determines in its discretion to accept the terms of the Offer in respect of such uninstructed 401(k) Plan Shares.

None of the Company, Purchaser or Parent is responsible for the actions of the Tabulator, the Plan Admin, the Independent Fiduciary or the 401(k) Plan Trustee.

Other than with respect to 401(k) Plan Shares, the Letter of Transmittal, the certificates for Shares and any other required documents must be received by the Depositary before the expiration of the Offer (currently scheduled for 11:59 p.m., New York City time, on Monday, April 2, 2018 and subject to extension as set forth in the Offer to Purchase). The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Depositary, is at the election and risk of the tendering stockholder. The Letter of Instruction for 401(k) Plan Shares is required to be received by the Tabulator by the 401(k) Shares Deadline.

Although the Letter of Transmittal, Letter of Instruction and Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase and not this Supplement, CSRA stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price described in this Supplement. Shares previously tendered and not validly withdrawn constitute valid tenders for purposes of the Offer, and CSRA stockholders are not required to take any further action with respect to such tendered Shares in order to receive the increased Offer Price of $41.25 per Share.

THE OFFER TO PURCHASE (INCLUDING THIS SUPPLEMENT) AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. IF YOU BENEFICIALLY HOLD SHARES UNDER THE 401(K) PLAN, YOU SHOULD ALSO READ THE LETTER OF INSTRUCTION CAREFULLY, AS AN EARLIER DEADLINE FOR TENDERING YOUR SHARES APPLIES.

TABLE OF CONTENTS

SUMMARY TERM SHEET	S-1
INTRODUCTION	S-4
THE OFFER	S-5
1. Terms of the Offer	S-5
2. Acceptance for Payment and Payment	S-5
3. Procedure for Tendering Shares	S-5
6. Price Range of Shares; Dividends	S-5
10. Source and Amount of Funds	S-6
11. Background of the Offer	S-7
13. The Transaction Documents	S-8
18. Miscellaneous	S-8

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SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.001 per share, of CSRA Inc., a Nevada corporation, that are issued and outstanding.

Offer Price Per Share:	$41.25 per Share in cash, without interest, less any applicable withholding of taxes.

Scheduled Expiration Time:	11:59 p.m., New York City time, on Monday, April 2, 2018, unless the Offer (as defined above) is extended (as so extended, the “Expiration Time”).

Purchaser:	Red Hawk Enterprises Corp., a Nevada corporation and wholly owned subsidiary of General Dynamics. In the Offer to Purchase (as defined above), unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Minimum Condition; 90% Condition:

The number of Shares validly tendered in the Offer and not validly withdrawn, when added to the Shares owned by Parent and its subsidiaries as of the Expiration Time, (i) represents at least one Share more than 50% of the Shares on a fully diluted basis as of the Expiration Time (without giving effect to the closing of the Top-Up Option (as defined in the Offer to Purchase)) (the “Minimum Condition”) and (ii) represents, when added to the number of Shares authorized and available for issuance and sale by Company to Purchaser in connection with an exercise of the Top-Up Option, one Share more than 90% of the Shares on a fully diluted basis (assuming the issuance of the Top-Up Shares (as defined in the Offer to Purchase)) (the “90% Condition”).

The satisfaction of the Minimum Condition and the 90% Condition will be determined without counting as having been “tendered” any Shares that have been tendered pursuant to the “guaranteed delivery” provisions of the Offer but not yet actually received.

Company’s Board Recommendation:	The Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement (as amended by Amendment No. 1) and the transactions contemplated thereby (the “Company Board Recommendation”).

Pursuant to the Merger Agreement, Parent and Purchaser are amending the Offer to increase the Offer Price to $41.25 per Share, less any applicable withholding taxes and without interest, payable in cash. The Offer is being made pursuant to the Merger Agreement to purchase all Shares that are issued and outstanding, at the Offer Price (without interest and less any applicable withholding of taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (including this Supplement), the Letter of Transmittal and the Letter of Instruction. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the remainder of this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and, if you beneficially hold shares under the 401(k) Plan, the Letter of Instruction. You are urged to read the Offer to Purchase, this Supplement and such other documents carefully in their entirety, as they contain important information.

The following are some questions that you, as a stockholder of CSRA, may have in light of the increase in the Offer Price effected pursuant to Amendment No. 1 to the Merger Agreement, and answers to those questions. The summary term sheet above highlights selected information from the Offer to Purchase and this Supplement, and it may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer to Purchase and the remainder of this Supplement. To better understand the Offer and for a complete description of the terms of the Offer, you should read the Offer to Purchase, this Supplement, the Letter of Transmittal, the Letter of Instruction (if you beneficially hold 401(k) Plan Shares) and the other documents to which we refer you carefully and in their entirety, as they contain important information. Questions or requests for assistance may be directed to the Information Agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833) or the address set forth for the Information Agent on the back cover of this Supplement, or, for 401(k) Plan Shares, please refer to the Letter of Instruction.

How are you amending the Offer?

Parent, Purchaser and CSRA entered into Amendment No. 1 to the Merger Agreement. Pursuant to Amendment No. 1, we have amended the Offer to increase the Offer Price from $40.75 per Share to $41.25 per Share, less any applicable withholding of taxes and without interest, payable in cash. For further details regarding the background of Amendment No. 1, see “Section 11—Background of the Offer” of this Supplement.

If I already tendered my Shares in the original Offer, do I have to do anything now?

No. Stockholders do not have to take any action regarding any Shares previously tendered and not validly withdrawn pursuant to the Offer. If the Offer is completed, these Shares will be accepted for payment and such stockholders will receive the same increased Offer Price as all other tendering stockholders of CSRA. See “Section 1—Terms of the Offer” and “Section 3—Procedure for Tendering Shares” of this Supplement.

Does the Company Board recommend that I tender my Shares in connection with the amended Offer?

Yes. The Company Board has (a) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as amended by Amendment No. 1, are fair to, and in the best interests of, the Company and its stockholders; (b) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby (as their terms are amended by Amendment No. 1) and (c) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger. A more complete description of the reasons that the Company Board recommended that CSRA stockholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of CSRA and amendments thereto filed with the SEC in connection with the Offer.

Will you have the financial resources to make payment?

Yes. We estimate that up to approximately $9.8 billion will be needed to purchase all of the outstanding Shares validly tendered into the Offer, to cash out the Compensatory Share Rights, to fund amounts which may become due and payable under the Company’s outstanding indebtedness, to pay related fees and expenses and to consummate the Merger and pay the Merger Consideration. Parent is expected to provide Purchaser with sufficient funds to satisfy these obligations. We currently expect that Parent will obtain these funds through a combination of available cash, proceeds from the issuance of commercial paper, borrowings under a new credit facility, and/or proceeds from the issuance of debt securities. Lenders have provided Parent with financing for a portion of the obligations pursuant to the 364-Day Credit Agreement, the Five-Year Credit Agreement and the Amendment and Restatement Agreement, all as further described in “Section 10—Source and Amount of Funds” of the Offer to Purchase (as amended by Section 10 of this Supplement). Specific plans with respect to repayment of any amounts borrowed or debt securities issued have not yet been made, except as noted in “Section 10—Source and Amount of Funds” of the Offer to Purchase. There is no financing condition to the Offer.

What is the market value of my Shares as of a recent date?

On Friday, February 9, 2018, the last full trading day before we announced the Offer, the closing price of the Shares reported on the NYSE was $30.82 per Share. On Friday, March 2, 2018, the last full trading day before the date of the original Offer to Purchase, the closing price of a Share on the NYSE was $40.53. On Monday, March 19, 2018, the last full trading day before the date of this Supplement and the announcement of Amendment No. 1 to the Merger Agreement, the closing price of a Share on the NYSE was $41.02. The increased Offer Price of $41.25 per Share represents a premium of approximately 30.46% over the $31.62 volume weighted average price per Share for the 30-day trading period ended on February 9, 2018, the last trading day prior to the public announcement of the Merger Agreement, a premium of approximately 33.84% to the closing price per Share on February 9, 2018 and a premium of approximately 0.56% to the closing price per Share on March 19, 2018, the last full trading day before the date of this Supplement and the announcement of Amendment No. 1. See “Section 6—Price Range of Shares; Dividends” of this Supplement.

You should obtain current market quotations for Shares in deciding whether to tender your Shares.

Who can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833). See the back cover of this Supplement for additional contact information.

To All Holders of Shares of Common Stock of CSRA Inc.:

INTRODUCTION

Purchaser is amending its offer to purchase all of the outstanding Shares to increase the Offer Price to $41.25 per Share, less any applicable withholding of taxes and without interest, payable in cash.

This Supplement amends and supplements the Offer to Purchase. This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase, Letter of Transmittal, Letter of Instruction and Notice of Guaranteed Delivery remain applicable in all respects to the Offer.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 3 of this Supplement. Tendering stockholders may continue to use the Letter of Transmittal, Letter of Instruction and Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. While such documents refer only to the Offer to Purchase, stockholders will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer Price of $41.25 per Share described in this Supplement if tendered Shares are accepted for payment and paid for by Purchaser pursuant to the Offer.

SHARES PREVIOUSLY TENDERED PURSUANT TO THE OFFER AND NOT VALIDLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE PREVIOUSLY TENDERED AND NOT VALIDLY WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE SAME INCREASED OFFER PRICE AS ALL OTHER TENDERING STOCKHOLDERS.

THE OFFER TO PURCHASE (INCLUDING THIS SUPPLEMENT) AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. IF YOU BENEFICIALLY HOLD 401(K) PLAN SHARES, YOU SHOULD ALSO READ THE LETTER OF INSTRUCTION CAREFULLY, AS AN EARLIER DEADLINE FOR TENDERING YOUR SHARES APPLIES.

THE OFFER

1. Terms of the Offer.

Section 1 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Purchaser has increased the Offer Price to $41.25 per Share, less any applicable withholding of taxes and without interest, payable in cash, from the original Offer Price of $40.75 per Share. All stockholders whose Shares are validly tendered (including Shares tendered prior to the date of this Supplement) and not validly withdrawn prior to the Expiration Time will receive the increased Offer Price.

2. Acceptance for Payment and Payment.

Section 2 of the Offer to Purchase is hereby amended and supplemented by adding the following:

All stockholders whose Shares are validly tendered (including Shares tendered prior to the date of this Supplement) and not validly withdrawn prior to the Expiration Time will receive the increased Offer Price and need not take any additional actions.

3. Procedure for Tendering Shares.

Section 3 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Stockholders tendering their Shares should continue to use the Letter of Transmittal previously circulated with the Offer to Purchase. Stockholders tendering their Shares according to the guaranteed delivery procedure set forth in “Section 3—Procedure for Tendering Shares” of the Offer to Purchase may do so using the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. Stockholders tendering Shares beneficially held under the 401(k) Plan may do so using the Letter of Instruction previously circulated with the Offer to Purchase.

Although the Letter of Transmittal, Letter of Instruction and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase (and the then-current Offer Price of $40.75 per Share), holders of Shares using such Letter of Transmittal, Letter of Instruction or Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price of $41.25 per Share for each Share tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer and the Merger Agreement.

6. Price Range of Shares; Dividends.

Section 6 of the Offer to Purchase is hereby amended and supplemented by adding the following:

The following table supplements the table in “Section 6—Price Range of Shares; Dividends” of the Offer to Purchase, setting forth, for the periods indicated, the high and low sale prices per Share on the NYSE as reported in published financial sources:

	High	Low
Year ended April 1, 2016
Third Quarter (from November 30, 2015)	$31.51	$26.67
Fourth Quarter	29.18	22.34
Year ended March 31, 2017
First Quarter	$27.27	$22.15
Second Quarter	27.13	23.18
Third Quarter	32.70	24.61
Fourth Quarter	33.05	28.38
Year ended March 30, 2018
First Quarter	$32.47	$27.68
Second Quarter	33.66	31.16
Third Quarter	32.68	27.53
Fourth Quarter (through March 19, 2018)	41.02	30.44

On February 9, 2018, the last full trading day before we announced the Offer, the closing price of the Shares reported on the NYSE was $30.82 per Share. On March 2, 2018, the last full trading day before the date of the original Offer to Purchase, the closing price of a Share on the NYSE was $40.53. On March 19, 2018, the last full trading day before the date of this Supplement and the announcement of Amendment No. 1 to the Merger Agreement, the closing price of a Share on the NYSE was $41.02. The increased Offer Price of $41.25 per Share represents a premium of approximately 30.46% over the $31.62 volume weighted average price per Share for the 30-day trading period ended on February 9, 2018, the last trading day prior to the public announcement of the Merger Agreement, a premium of approximately 33.84% to the closing price per Share on February 9, 2018 and a premium of approximately 0.56% to the closing price per Share on March 19, 2018, the last full trading day before the date of this Supplement and the announcement of Amendment No. 1. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

10. Source and Amount of Funds.

Section 10 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Taking into account the increase of the Offer Price to $41.25 per Share pursuant to Amendment No. 1 to the Merger Agreement, we estimate that up to approximately $9.8 billion will be needed to purchase all the Shares that are issued and outstanding, and are validly tendered into the Offer, to cash out the Compensatory Share Rights, to fund amounts which may become due and payable under the Company’s outstanding indebtedness, to pay related fees and expenses and to consummate the Merger and pay the Merger Consideration. Financing for all or a portion of such amount is anticipated to be obtained through a combination of available cash, proceeds from the issuance of commercial paper, borrowing under a new credit facility and/or proceeds from the issuance of debt securities, as described in the Offer to Purchase (as amended by the remainder of this Section of this Supplement).

Section 10 of the Offer to Purchase is further amended and supplemented by replacing the third paragraph of such Section with the following paragraphs:

364-Day Credit Facility. In contemplation of financing the transactions contemplated by the Merger Agreement, on March 16, 2018, Parent entered into a 364-Day Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (the “364-Day Credit Agreement”). The 364-Day Credit Agreement provides Parent with a syndicated $7.5 billion, 364-day revolving credit facility (the “364-Day Credit Facility”) to be used for general corporate purposes, including, without limitation, to finance the acquisition of the Company. The aggregate commitments in respect of the 364-Day Credit Facility will be automatically reduced by, and the aggregate loans under the 364-Day Credit Facility will be prepaid, within five business days of receipt of such amount (at par plus accrued and unpaid interest) with, the net cash proceeds received by Parent or any of its subsidiaries from any sale or issuance of debt securities (excluding any issuances under commercial paper programs); provided, however, that the aggregate commitments in respect of the 364-Day Credit Facility will not be reduced below $2.0 billion.

The revolving commitment under the 364-Day Credit Facility is available through floating rate advances and Eurocurrency advances. Advances will be made in U.S. Dollars in the case of floating rate advances, or in U.S. Dollars, British Pounds Sterling, Canadian Dollars, Swiss Francs, Euros or other currencies as Parent may request (subject to certain eligibility requirements in the case of all non-U.S. currencies) in the case of other advances. Each floating rate advance (unless and until converted into a Eurocurrency advance) will bear interest at a per annum rate equal to the Alternate Base Rate (a rate based on the prime rate, the Federal Reserve Bank of New York’s federal funds effective rate or overnight bank funding rate plus 0.5% per annum or the Eurocurrency Rate minus the Applicable Eurocurrency Margin, in each case, plus 1%) for such day, plus the Applicable ABR Margin set forth on the Pricing Schedule (as all such capitalized terms are defined in the 364-Day Credit Agreement). The rate of interest applicable to each Eurocurrency advance will be the applicable Eurocurrency Rate (as defined in the 364-Day Credit Agreement).

The 364-Day Credit Agreement requires Parent to comply with various affirmative and negative covenants, including, without limitation (i) covenants to provide certain financial information and reports, (ii) limitations on Parent’s ability to merge with other persons or dispose of all or substantially all of its assets and (iii) covenants to refrain from incurring certain liens on Principal Property of Parent or any Restricted Subsidiary (as such capitalized terms are defined therein). Repayments under the 364-Day Credit Facility can be accelerated by the lenders upon the occurrence of certain events of default, including, without limitation, a failure to pay any principal, interest or other amounts due for five business days after receiving notice, breaches of certain affirmative and negative covenants and other terms of the 364-Day Credit Agreement, failure to pay certain other debts when due or the occurrence of a change in control. The 364-Day Credit Facility is unsecured. Certain subsidiaries of Parent are required to guarantee Parent’s obligations thereunder.

A copy of the 364-Day Credit Agreement is filed as Exhibit (b)(3) to the Schedule TO and is hereby incorporated by reference. Stockholders are urged to read this document for a more complete description of the 364-Day Credit Facility.

Section 10 of the Offer to Purchase is further amended and supplemented by replacing the fifth paragraph of such Section with the following paragraphs:

On March 16, 2018, Parent entered into a Five-Year Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (the “Five-Year Credit Agreement”). The Five-Year Credit Agreement provides Parent with a syndicated $2.0 billion, five-year multicurrency revolving credit facility (the “Five-Year Multicurrency Credit Facility”) that replaces Parent’s existing $1.0 billion, five-year credit facility that was otherwise due to expire in July 2018. Concurrently with its entry into the Five-Year Credit Agreement, Parent entered into an Amendment and Restatement Agreement (the “Amendment and Restatement Agreement”) to amend the terms of its existing $1.0 billion credit facility that matures in 2020 to conform to certain terms of the Five-Year Multicurrency Credit Facility. Parent intends to use the Five-Year Multicurrency Credit Facility, together with the existing $1.0 billion credit facility that matures in 2020, to backstop any commercial paper issued under its commercial paper program.

With regard to types and currencies of advances, interest rates, affirmative and negative covenants, events of default and acceleration, the lack of collateral and the requirement of Parent to deliver subsidiary guarantees, the terms and conditions applicable to the Five-Year Multicurrency Credit Facility and Parent’s existing $1.0 billion, five-year credit facility (as amended and restated pursuant to the Amendment and Restatement Agreement) are, in each case, substantially the same as the terms and conditions described above with respect to the 364-Day Credit Facility.

Copies of the Five-Year Credit Agreement and the Amendment and Restatement Agreement are filed as Exhibits (b)(4) and (b)(5) to the Schedule TO, respectively, and are hereby incorporated by reference. Stockholders are urged to read such documents for a more complete description of the Five-Year Multicurrency Credit Facility and the newly amended terms of Parent’s existing $1.0 billion, five-year credit facility.

11.	Background of the Offer.

Section 11 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately before the final paragraph of such Section:

On March 16, 2018, the President and Chief Executive Officer of CSRA contacted the Chairman and Chief Executive Officer of Parent by telephone to inform Parent of the CACI Proposal (as defined below). Later on March 16, 2018, a representative of Stone Key contacted the President and Chief Executive Officer of CSRA by telephone to discuss the CACI Proposal in greater detail. During the course of March 17 and 18, 2018, representatives of Evercore and representatives Macquarie Capital (USA) Inc. had several discussions with representatives of Stone Key, during which they suggested that Parent propose an increase in the value of its offer for the Company Board to consider concurrently with its review of the CACI Proposal.

Section 11 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs immediately after the final paragraph of such Section:

On March 19, 2018, a representative of Stone Key, on behalf of Parent, contacted the President and Chief Executive Officer of CSRA by telephone to discuss the then relative current trading prices of the CSRA and CACI stocks in view of the public announcement of the CACI Proposal as well as the process and terms under which CSRA might be able to make a determination to reject the CACI Proposal. A possible increase in the Offer Price from $40.75 per Share to $41.00 per Share under circumstances where CSRA would reject the CACI Proposal and reaffirm its support of the Offer was discussed. In light of the stock trading activity at that time, CSRA suggested that any acceptable increased Offer Price under those circumstances should be in excess of the market closing price of CSRA stock on that date.

Also on March 19, 2018, CSRA reported to Parent that, at its special meeting held on that date, the Company Board met to consider, and after deliberation approved the acceptance of, an amended Offer Price of $41.25 per Share under circumstances where it would determine that the CACI Proposal could not reasonably be expected to lead to a Company Superior Proposal (as defined in the Merger Agreement). There then ensued a discussion between Parent and CSRA around the amount of an amended Offer Price that would support such a determination by CSRA. Following discussion of a possible increase in the Offer Price to $41.15 per Share, Parent and CSRA ultimately agreed, subject to approval by the Parent Board of Directors, on an amended Offer Price of $41.25 per Share under circumstances where CSRA would reject the CACI Proposal.

On March 20, 2018, the Parent Board of Directors met to consider, and after deliberation approved, the amended Offer Price of $41.25 per Share, provided that CSRA rejected the CACI Proposal. During the course of March 19 and March 20, 2018, representatives of Jenner & Block and representatives of Paul Weiss, on behalf of their respective clients, prepared and finalized an amendment to the Merger Agreement documenting the increase in the Offer Price.

13.	The Transaction Documents.

Section 13 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Amendment No. 1 to the Merger Agreement. The following is a summary of certain provisions of Amendment No. 1 to the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and Amendment No. 1 itself, which Purchaser has included as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 9—Certain Information Concerning Purchaser and Parent” of the Offer to Purchase. Stockholders and other interested parties should read the Merger Agreement and Amendment No. 1 for a more complete description of the provisions summarized below.

Pursuant to Amendment No. 1, the Per Share Amount (as defined in the Merger Agreement), and accordingly, the Offer Price in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, Amendment No. 1 and the Offer, is increased from $40.75 per Share to $41.25 per Share, less any applicable withholding of taxes and without interest, payable in cash.

18.	Miscellaneous.

Section 18 of the Offer to Purchase is hereby amended and supplemented by adding the following:

We have filed with the SEC an amended Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, CSRA is filing with the SEC an amended Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, furnishing certain additional information relating to the recommendation of the Company Board.

Except as amended and supplemented by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the other documents referenced therein.

Red Hawk Enterprises Corp.

March 20, 2018

Copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail or Overnight Delivery: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

If you have questions or need additional copies of the Offer to Purchase, this Supplement or the Letter of Transmittal, you can call the Information Agent at the address and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833